Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State	Percent Owned
Buckhorn Resources, LLC	Kentucky	50%
LeeCo Development, LLC	Kentucky	50%
Vector Energy Services, Inc.	Delaware	100%
Artisan Organics Inc.	Delaware [Name Reserved, To Be Formed]	100%
Colt Resources, Inc.	Nevada	100%